


04016692

)MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8-46597

REPORT FOR THE PERIOD BEGINNING _____04/01/03_____ AND ENDING _____03/31/04_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

AMENDED REPORT

NAME OF BROKER-DEALER:

Golden Stream Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9301 Southwest Freeway., Suite 308
                            (No. and Street)

Houston   TX   77074
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
          (Name – if individual, state last, first, middle name)

PROCESSED

JUL 16 2004

THOMSON
FINANCIAL

14175 Proton Rd.   Dallas   TX   75244
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

GOLDEN STREAM SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED MARCH 31, 2004

GOLDEN STREAM SECURITIES, INC.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA



Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Golden Stream Securities, Inc.

We have audited the accompanying statement of financial condition of Golden Stream Securities, Inc. as of March 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Stream Securities, Inc., as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
June 17, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

GOLDEN STREAM SECURITIES, INC.
Statement of Financial Condition
March 31, 2004

ASSETS

Cash	$ 17,908
	$ 17,908

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,100
	1,100

Stockholder's equity

Common stock, 1,000,000 shares authorized with $1.00 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	50,000
Retained earnings (deficit)	(34,192)
Total stockholder's equity	16,808
	$ 17,908

The accompanying notes are an integral part of these financial statements.

GOLDEN STREAM SECURITIES, INC.
Statement of Income
For the Year Ended March 31, 2004

Revenues

Securities commissions	$ 2,193
Realized losses	(2,957)
Interest income	6
	(758)

Expenses

Communications	2,206
Occupancy and equipment costs	2,737
Loss in error account & bad debts	680
Regulatory fees and expenses	5,718
Other expenses	11,308
	22,649

Loss before income taxes expense	(23,407)
Income tax benefit	-0-
Net loss	$ (23,407)

The accompanying notes are an integral part of these financial statements.

GOLDEN STREAM SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at March 31, 2003	$ 1,000	$ 50,000	$ (10,785)	$ 40,215
Net loss			(23,407)	(23,407)
Balances at March 31, 2004	$ 1,000	$ 50,000	$ (34,192)	$ 16,808

The accompanying notes are an integral part of these financial statements.

GOLDEN STREAM SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2004

Balance at March 31, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

GOLDEN STREAM SECURITIES, INC.
Statement of Cash Flows
For the Year Ended March 31, 2004

Cash flows from operating activities

Net loss	$ (23,407)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and	
clearing organizations	22,797
Increase in accounts payable and accrued expenses	25
Net cash provided (used) by operating activities	(585)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net decrease in cash	(585)
Cash at beginning of period	18,493
Cash at end of period	$ 17,908

Supplemental Disclosures
Cash paid for:

Interest	$ 25
Income taxes	$ -0

The accompanying notes are an integral part of these financial statements.

GOLDEN STREAM SECURITIES, INC
Notes to Financial Statements
March 31, 2004

Note 1 -   Summary of Significant Accounting Policies

Golden Stream Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in Texas.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis. If materially different, commission income and related expense are adjusted to a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital of approximately $16,808 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Income Taxes

The Company has a net operating loss carryforward of $129,435 that expires between 2016 and 2019. The Company also has a capital loss carryforward of $44,042 that expires in 2005 and 2009. An income tax benefit of $26,022 is fully offset by a valuation allowance. There was an increase of $3,511 in the valuation allowance during the year ended March 31, 2004.

Note 5 -   Related Party Transaction

The Company is provided office space by an affiliated entity. During the year ended March 31, 2004, the Company paid $2,324 to the affiliate for rent.

Note 6 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 -   Subsequent Event

$3,000 of capital was contributed to the Company on May 17, 2004.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2004

Schedule I

<u>GOLDEN STREAM SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of March 31, 2004</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	16,808
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		16,808
Deductions and/or charges		
Non-allowable assets		-0-
Net capital before haircuts on securities positions		16,808
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital	$	16,808

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	1,100
Total aggregate indebtedness	$	1,100

GOLDEN STREAM SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 73
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 11,808
Excess net capital at 1000%	$ 16,698
Ratio: Aggregate indebtedness to net capital	.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

GOLDEN STREAM SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Fiserv Correspondent Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

March 31, 2004



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Golden Stream Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Golden Stream Securities, Inc. (the "Company"), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
June 17, 2004